# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SkyWater Technology, Inc, CIK 0001819974
CUSIP: 83089J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, Minnesota (MN), 2401 East
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001741560

## Reporting persons
- CMI Oxbow Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,811,256; sole dispositive power 0; shared dispositive power 4,811,256; aggregate amount beneficially owned 4,811,256 (9.99% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 48,175,815 shares of common stock outstanding as of August 6, 2025, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2025.
- Oxbow Industries, LLC: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 4,811,256; sole dispositive power 0; shared dispositive power 4,811,256; aggregate amount beneficially owned 4,811,256 (9.99% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 48,175,815 shares of common stock outstanding as of August 6, 2025, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2025.
- Loren A. Unterseher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,176,498; shared voting power 4,811,259; sole dispositive power 5,176,498; shared dispositive power 4,811,259; aggregate amount beneficially owned 9,987,757 (20.73% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 48,175,815 shares of common stock outstanding as of August 6, 2025, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2025.
  
  The amounts reflected in Rows 5 and 7 exclude 11,428 shares of common stock underlying restricted stock units scheduled to vest on the date immediately preceding the next annual meeting of the issuer's stockholders.

## Item 1. Issuer
Name of issuer: SkyWater Technology, Inc
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, Minnesota 55425

## Item 2. Person Filing
Name of person filing:
CMI Oxbow Partners, LLC
Oxbow Industries, LLC
Loren A. Unterseher
Address of principal business office or, if none, residence:
c/o Oxbow Industries, LLC
4450 Excelsior Boulevard, Suite 440
Minneapolis, MN 55416
Citizenship:
CMI Oxbow Partners, LLC - Delaware limited liability company
Oxbow Industries, LLC - Minnesota limited liability company
Loren A. Unterseher - Citizen of the United States of America

## Item 4. Ownership
Amount beneficially owned:
9,987,757 shares

Loren A. Unterseher is President of CMI Oxbow Partners, LLC ("CMI") and Managing Partner of Oxbow Industries, LLC ("Oxbow"), which is the majority member of CMI. As a result, Mr. Unterseher and Oxbow may be deemed to be the beneficial owners of, and to have a pecuniary interest in, shares of common stock held by CMI. Each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
Percent of class: 20.73%
Sole power to vote or to direct the vote: 5,176,498
Shared power to vote or to direct the vote: 4,811,259
Sole power to dispose or to direct the disposition: 5,176,498
Shared power to dispose or to direct the disposition: 4,811,259

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CMI Oxbow Partners, LLC: /s/ Loren A. Unterseher, Loren A. Unterseher/President (11/13/2025)
- Oxbow Industries, LLC: /s/ Loren A. Unterseher, Loren A. Unterseher/President (11/13/2025)
- Loren A. Unterseher: /s/ Loren A. Unterseher, Loren A. Unterseher/President (11/13/2025)